                                               Filed by Micron Electronics, Inc.
                            Pursuant to Rule 425 underthe Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                                Subject Company: Interland, Inc.
                                                   Commission File No. 333-61368

Micron Electronics, Inc. issued a press release on June 21, 2001, announcing its financial results for the third quarter of fiscal 2001, which release made reference to Micron Electronics' proposed merger with Interland. The text of the press release follows:

FOR IMMEDIATE RELEASE

CONTACTS:      Kelly Kenneally                     Erik Heinicke
               Public Relations                    Investor Relations
               208.493.2118                        415.717.9470
               krkenneally@hostpro.com             jeheinicke@hostpro.com
                                                   Web site: www.hostpro.com
                                                   Fax-on-demand: (800) 926-0993



                MICRON ELECTRONICS REPORTS THIRD QUARTER RESULTS

  NOW FREE OF PC BUSINESS, COMPANY'S WEB HOSTING BUSINESS POSTS RECORD REVENUE
                 OF $15.4 MILLION, A 52% YEAR-ON-YEAR INCREASE

 HOSTPRO EBITDA IMPROVED $1.5 MILLION OVER PRIOR QUARTER, CASH BURN IMPROVED BY
                                  $3.7 MILLION

NAMPA, Idaho, June 21, 2001-- Micron Electronics, Inc. (Nasdaq: MUEI), a leading Web hosting company, today announced its financial results for the third quarter of fiscal 2001, ended May 31, 2001. In addition to strong EBITDA improvements, the company has completed the sale of its PC Systems and SpecTek business segments, completing the company's transformation to a pure-play Web hosting business. Discontinued operations include the results of both the PC Systems and SpecTek divisions.

Excluding discontinued operations, Micron Electronics reported revenue of $15.4 million for the third quarter of fiscal 2001, compared to $10.2 million for the third quarter of 2000. Losses from continuing operations were $9.1 million, or $0.09 per diluted share, compared to $8.3 million, or $0.09 per diluted share, in the third quarter of 2000. In the second quarter of 2001 the company reported a loss from continuing operations of $9.7 million, or $0.10 per diluted share, on net sales of $14.5 million. Including its discontinued operations, the company's net loss for the third quarter of fiscal 2001 was $40.6 million, or $0.42 per diluted share.

"The close of this quarter marks the completion of our transformation. Our company and our shareholders are now positioned for the growth opportunities of the emerging Web hosting market," said Joel J. Kocher, Micron Electronics chairman and chief executive officer. "We believe the continued decline of the PC industry, and the significant impact of that decline on our PC sales and margins, validate our decision to exit that business as rapidly as possible. We believe it is clear that it was the best possible strategic move for our shareholders.

"HostPro results for the quarter were strong, with double-digit growth in hosting revenues for the sixth consecutive quarter, and remarkable EBITDA improvement. Our EBITDA loss was improved to $8.1 million, and our cash burn for the HostPro operations was reduced to $12.5 million. We added 8,900 new paid hosted Web sites in the quarter, and 7,400 accounts. We also continued to grow our average revenue per unit (ARPU), with ARPU for new shared customers at $43 this quarter, compared to $35 one year ago.

"While many of our competitors are experiencing widening losses and negative growth, HostPro has achieved record sales and steadily improving operating results. So even with the increased churn that is resulting from continued dot-com failures, our overall growth remains quite strong. In fact, HostPro is seeing increased demand for Web hosting services. That's a sharp contrast from reports of decreased spending in the enterprise market.

"It's important to note that HostPro's business model is markedly different from those of Exodus and other enterprise-focused players, who overbuilt, and are now staggering under their debt burdens. Those companies are now locked into continuing to pursue the commoditizing colo market in order to fill their excess data center capacity, and the customized nature of the enterprise managed-services business makes achieving scale efficiencies very difficult. In contrast, HostPro's model is built on the efficiencies of the shared hosting and scalable managed services market, requiring far less data center space.

"We are now moving full-force toward the completion of our acquisition of Interland, with integration planning well underway, and substantial synergies already identified. Current projections indicate that we will launch our new combined company with cash balances of $200 million or more, making us the only well funded pure-play publicly held hosting company. This strong cash position will provide adequate resources not only to fund operations until we reach profitability, but to allow strategic acquisition of accounts -- without having to acquire other assets -- as other players exit the business," said Kocher.

Revenues from continuing operations for the first nine months of fiscal 2001 were $43.4 million, compared to $21.5 million for the first nine months of fiscal 2000. The loss from continuing operations for the first nine months of fiscal 2001 was $27.2 million, or $0.28 per diluted share, compared to $12.0 million, or $0.12 per diluted share, for the corresponding period of fiscal 2000. Including discontinued operations, the net loss for the first nine months of fiscal 2001, was $207.9 million or $2.15 per diluted share.

HostPro continued to grow its higher-end hosting business with the number of dedicated, managed and unmanaged hosting accounts in excess of 1,240 at the end of the third quarter, a 3.5 percent increase sequentially. Monthly average churn for hosting accounts was approximately 5.3 percent in the third quarter of 2001, reflecting higher industry-wide churn rates attributed primarily to continued economic pressure on Internet-related businesses. Management believes the company's continued strong sales growth despite the dot-com shakeout and overall economic conditions is a positive indicator of more rapid future growth when the economy improves.

SUMMARY HIGHLIGHTS

o Announced planned acquisition of Interland, creating the leading provider of business-class hosting solutions to the small and medium enterprise
     (SME) market, which is anticipated to close in August.
o    EBITDA improved by $1.5 million from Q2.
o Gross margin improvement continued, reaching 37%, up from 23% over the prior year.

o Strong sales in our Freedom product line, launched in January, adding nearly 1500 new accounts this quarter. This "virtual-dedicated" product is unique in the industry, and represents HostPro's ability to advance customers up the value chain. Freedom ARPU for the quarter was $88.
o Capital expenditures declined by $2.2 million, and total operating expenditures declined $1.1 million sequentially.
o Total hosting revenues were $11.0 million in the third fiscal quarter, an increase of 10 percent compared to last quarter.
o HostPro grew to more than 147,000 paid hosted Web sites and 79,700 paid hosting accounts at the end of the third quarter.
o    Closed the sale of PC business.
o Reduced cash burn to $12.5 million in Q3 from $16.2 million in Q2. Cash burn is defined as EBITDA and capital expenditures.

FUTURE GUIDANCE

Further sharpening our focus on improving profitability and margins, the company announced plans to exit its consumer dial-up Internet access business, which will moderately reduce top-line revenue in Q4, but significantly improve overall margins. Management projects hosting revenues to grow again sequentially, and gross margins are projected to improve significantly to approximately 40% in Q4. EBITDA loss is projected to be in the range of $7.5 million to $8.0 million in Q4. Looking beyond Q4, with respect to the cash position, management is projecting that the net cash utilization for the combined companies will be between $65 million and $75 million before becoming cash flow positive. Overall, management believes that the combined company is more than fully funded, with about three times that amount currently available on a pro forma basis. Finally, the new combined companies are still on track to become EBITDA positive within 12 months after the acquisition closes and free cash flow positive by three quarters following that.

CONFERENCE CALL:

A brief conference call for the investment community will be Webcast at 9 a.m. ET via Yahoo!broadcast.com at http://www.nasdaq.com (symbol "MUEI"). The call may also be accessed via phone at 712-271-3249, password "MEI." A replay of the call will be available through June 22, 2001 at 402-220-9670.

ABOUT MICRON ELECTRONICS

Micron Electronics, Inc. (NASDAQ: MUEI) is the parent company of HostPro, Inc., a leading provider of infrastructure, Web site, and hosted software applications to small and medium businesses around the world. HostPro manages more than 147,000 hosted Web sites and more than 79,700 paid hosting accounts. More information about Micron Electronics can be found at www.micronelectronics.com. More information about HostPro can be found at www.hostpro.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: the expected growth opportunities of the Web hosting market; the expected growth of HostPro's business, including expectations for more rapid growth when the economy improves; the timing and effect of Micron Electronics' expected merger with Interland; Micron Electronics' expected cash resources as of the time of the merger and thereafter; and Micron Electronics' expectations regarding its future financial results, including the projections set forth under the heading "Future Guidance" in this press release. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: the ability to achieve expected operating efficiencies in connection with the Interland merger, the ability to operate within budgeted expense levels both before and after the Interland merger, risks associated with integrating newly acquired technologies and products and unanticipated costs of such integration, the ability of the combined company to expand its customer base as planned, general economic conditions, failure of the Interland merger to close due to the failure to obtain regulatory approvals, the failure of the stockholders of Micron Electronics or Interland to approve the merger, the impact of competition, quarterly fluctuations in operating results, the loss of customers with failing businesses, customer acceptance of new products and services and new versions of existing products, the risk of delay in product development and release dates, risks of product returns, the retention of key employees of Micron Electronics, HostPro and Interland, investments in new business opportunities and the impact of liabilities that could carry over from Micron Electronics' discontinued operations. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the joint proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. Micron Electronics has filed a Form S-4 registration statement regarding the merger with the Securities and Exchange Commission (which has not yet been declared effective), and Micron Electronics and Interland expect to mail a joint proxy statement/prospectus about the merger to their respective shareholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. Micron Electronics' Proxy Statement for the 2000 Annual Meeting is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus. Interland's Form 10-K, as amended, is, and the joint proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Interland.

                                       ###


HostPro is a registered trademark of the company. All other product names appearing herein are for identification purposes only and may be trademarks of their respective companies.

MICRON ELECTRONICS, INC. FINANCIAL SUMMARY - UNAUDITED
(Tabular amounts in thousands, except per share amounts)


QUARTER ENDED                                              MAY 31, 2001     JUNE 1, 2000
----------------------------------------------------------------------------------------
CONTINUING OPERATIONS

     Net sales ........................................      $ 15,395        $ 10,155
     Gross margin .....................................         5,680           2,295
     Gross margin percent .............................            37%             23%

     Operating expenses ...............................        19,462          16,672
     Loss on equity basis investments .................         2,037            --

LOSS FROM CONTINUING OPERATIONS .......................        (9,112)         (8,287)

NET LOSS ..............................................       (40,554)         (1,866)

Continuing operations loss per share, basic and diluted      $  (0.09)       $  (0.09)

Net loss per share, basic and diluted .................      $  (0.42)       $  (0.02)

Number of shares used in basic and diluted per
share calculation: ....................................        96,856          96,535